

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

May 10, 2017

<u>Via E-mail</u>
Howard S. Hirsch
Vice President, Secretary
Griffin Capital Essential Asset REIT II, Inc.
1520 E. Grand Avenue
El Segundo, CA 90245

> **Re: Griffin Capital Essential Asset REIT II, Inc.**
> **Registration Statement on Form S-11**
> **Filed April 10, 2017**
> **File No. 333-217223**

Dear Mr. Hirsch:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. To the extent you are relying on Blackstone Real Estate Income Trust, Inc. (Letter dated September 12, 2016), Rich Uncles NNN REIT, Inc. (Letter dated December 21, 2016), or Hines Global REIT II, Inc. (Letter dated April 26, 2017) please provide us with an analysis as to how your program is consistent with such relief. To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions at 202-551-3440.

Q: How do you communicate the daily NAV per share?, page 8

2. We note that you intend to, on at least a monthly basis, disclose in a prospectus or prospectus supplement your NAV per share for each share class. Please provide us with a draft of your monthly pricing supplement.

Q: What is the difference between the Class T, Class S, Class D and Class I shares of common stock being offered?, page 11

3. Please revise your disclosure to clarify how the ongoing distribution fees will affect distributions paid on each share class and to explain how such fees may impact liquidation rights for each share class.

4. Please revise your disclosure here or elsewhere in this section of the prospectus to explain that you will cease paying the distribution fee on the Class T, S, and D shares when the 9.0% cap on the total selling commissions, dealer manager fees, and distribution fees is reached.

Management Compensation, page 122

Performance Fee Example, page 128

5. We note that the disclosure on page 126 indicates that there is a second component to the performance fee that allows the Advisor 12.5% of any "remaining Excess Profits." However, the hypothetical example on page 128 does not include this second component, despite the performance fee in line "J" being less than the Excess Proceeds in line "I." Please either revise the hypothetical example to include the second component of the performance fee or explain to us why the second component would not be applicable to this hypothetical.

Net Asset Value Calculation and Valuation Procedures, page 137

Independent Valuation Firm, page 137

6. Please advise whether the Independent Valuation Firm will expertise its real property portfolio valuation.

NAV and NAV per Share Calculation, page 141

7. We note your disclosure on page 141 that NAV for each class is adjusted for the distribution fees. Please disclose how the distribution fees will be treated in the net asset value calculation. To the extent that the obligation to pay the distribution fee is excluded or assigned no value in your calculation, please explain the specific reasons why you measured the fees in such a manner and clarify that, as a result, the NAV and NAV per

share do not reflect any obligation to pay future distribution fees. Additionally, please also include disclosure of the liability accrued for future distribution fees under GAAP.

Distribution Fees – Class T, Class S, and Class D Shares, page 197

8. We note your disclosure that Class T shares have an advisor distribution fee of 0.75% per annum and a dealer distribution fee of 0.25% per annum. We further note from your disclosure on page 197 that the advisor services and broker-dealer services that are provided in exchange for the distribution fee are substantially similar. Please revise to clarify the division of services to be provided by the advisor and a broker-dealer in connection with the distribution fee on Class T shares and how an investor will know which entity to seek such services from.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sandra B. Hunter, Staff Attorney at 202-551-3758 or me at 202-551-3466 with any other questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate &
Commodities